UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

                   Certification and Notice of Termination of
                    Registration under Section 12(g) of the
                Securities Exchange Act of 1934 or Suspension of
                     Duty to File Reports under Sections 13
               and 15(d) of the Securities Exchange Act of 1934.


                         Commission File Number 0-18271


                             BioMeridian Corporation
             (Exact name of registrant as specified in its charter)


                          12411 South 265 West, Suite F
                               Draper, Utah 84020
                                 (801) 501-7517
               (Address, including zip code, and telephone number,
                      including area code, of registrant's
                          principal executive offices)

                    Common Stock, par value $.0002 per share
            (Title of each class of securities covered by this Form)

                                      None
         (Titles of all other classes of securities for which a duty to file reports under section 13(a) of 15(d) remains)

        Please place an X in the box(es) to designate, the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

        Rule 12g - 4(a)(1)(i)    [ X ]      Rule 12h - 3(b)(1)(i)    [ X ]
        Rule 12g - 4(a)(1)(ii)   [   ]      Rule 12h - 3(b)(1)(ii)   [   ]
        Rule 12g - 4(a)(2)(i)    [   ]      Rule 12h - 3(b)(2)(i)    [   ]
        Rule 12g - 4(a)(2)(ii)   [   ]      Rule 12h - 3(b)(2)(ii)   [   ]
                                            Rule 15d - 6

         Approximate number of holders of record as of the certification or notice date: 200

         Pursuant to the requirements of the Securities Exchange Act of 1934 BioMeridian Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  August 9, 2001        By:  /s/
                                -----------------------------------------
                                William A. Fresh. Chief Executive Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.